





MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

bhpbilliton
resourcing the future

Appointment of Proxy

I/We being a member/s of BHP Billiton Limited and entitled to attend and vote hereby appoint

X the Chairman of the Meeting (mark box with an 'X')

OR

Write here the name of the person (or body corporate) you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given, as he or she sees fit, at the Meeting of BHP Billiton Limited to be held at the Melbourne Park Function Centre, Entrance D off Olympic Boulevard (formerly Swan Street), Melbourne on Thursday 27 November 2008 at 10.30 am (Melbourne time) and at any adjournment thereof.

☐ **IMPORTANT: FOR ITEMS 31 AND 32 BELOW** - If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on items 31 and 32 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on items 31 and 32 and your votes will not be counted in computing the required majority if a poll is called on these items.

Important Note: If you appoint the Chairman as your proxy and give no direction on how to vote, the Chairman intends to vote available proxies against items 17 and 18 (in respect of Mr Mayne's election) and in favour of each of the other resolutions summarised below.

Voting directions to your proxy -

Please mark X (within the box) to indicate your directions

Item	For	Against	Abstain
1 To receive the 2008 Financial Statements and Reports for BHP Billiton Plc			
2 To receive the 2008 Financial Statements and Reports for BHP Billiton Ltd			
3 To re-elect Mr P M Anderson as a Director of BHP Billiton Plc			
4 To re-elect Mr P M Anderson as a Director of BHP Billiton Ltd			
5 To re-elect Mr D R Argus as a Director of BHP Billiton Plc			
6 To re-elect Mr D R Argus as a Director of BHP Billiton Ltd			
7 To re-elect Dr J G S Buchanan as a Director of BHP Billiton Plc			
8 To re-elect Dr J G S Buchanan as a Director of BHP Billiton Ltd			
9 To re-elect Mr D A Crawford as a Director of BHP Billiton Plc			
10 To re-elect Mr D A Crawford as a Director of BHP Billiton Ltd			
11 To re-elect Mr J Nasser as a Director of BHP Billiton Plc			
12 To re-elect Mr J Nasser as a Director of BHP Billiton Ltd			
13 To re-elect Dr J M Schubert as a Director of BHP Billiton Plc			
14 To re-elect Dr J M Schubert as a Director of BHP Billiton Ltd			
15 To elect Mr A L Boeckmann as a Director of BHP Billiton Plc			
16 To elect Mr A L Boeckmann as a Director of BHP Billiton Ltd			
17 To elect Mr S Mayne as a Director of BHP Billiton Plc			
18 To elect Mr S Mayne as a Director of BHP Billiton Ltd			
19 To elect Dr D R Morgan as a Director of BHP Billiton Plc			
20 To elect Dr D R Morgan as a Director of BHP Billiton Ltd			
21 To elect Mr K C Rumble as a Director of BHP Billiton Plc			
22 To elect Mr K C Rumble as a Director of BHP Billiton Ltd			
23 To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc			
24 To renew the general authority to allot shares in BHP Billiton Plc			
25 To renew the disapplication of pre-emption rights in BHP Billiton Plc			
26 To approve the repurchase of shares in BHP Billiton Plc			
27 To approve the cancellation of shares in BHP Billiton Plc held by BHP Billiton Ltd on each of the following dates:			
(i) 30 April 2009			
(ii) 29 May 2009			
(iii) 15 June 2009			
(iv) 31 July 2009			
(v) 15 September 2009			
(vi) 30 November 2009			
28 To approve the 2008 Remuneration Report			
29 To approve the amendments to Rules of the Group Incentive Scheme			
30 To approve the grant of awards to Mr M J Kloppers under the GIS and the LTIP			
31 To approve a change to the maximum aggregate remuneration paid by BHP Billiton Plc to non-executive Directors in any year			
32 To approve a change to the maximum aggregate remuneration paid by BHP Billiton Ltd to non-executive Directors in any year			
33 To approve the amendments to the Articles of Association of BHP Billiton Plc			
34 To approve the amendments to the Constitution of BHP Billiton Ltd			

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

BHPB

In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.

XX

038521_00RUFC



If undeliverable please return to:
Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Vic 3001
Australia

POSTAGE
PAID
AUSTRALIA

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

bhpbilliton
resourcing the future

BHP Billiton Limited
Shareholder Pack 2008

Working towards a sustainable future

BHP Billiton's Sustainability Report for 2008 is now available on our website at: *www.bhpbilliton.com/sustainabledevelopment.*

Vote online

Visit *bhpbilliton.com* and select vote online.

Company reports online

Access 2008 Annual Report, Business Review, Notice of Meeting and other information online – visit *bhpbilliton.com.*

An interview by Robert Gottliebsen, Business Spectator,
with BHP Billiton CEO Marius Kloppers and Chairman Don Argus.

DVD

Enclosed is an interview, recorded on 30 July 2008,
with BHP Billiton CEO Marius Kloppers and Chairman Don Argus.

The interview on this DVD has been edited. A transcript of Robert Gottliebsen's interview and his commentary is available at *businessspectator.com.au.*

038521_00RUFC



All Registry communications to:
BHP Billiton Share Registry
C/- Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Victoria 3001
Australia

Questions from Shareholders

The Annual General Meeting (AGM) of BHP Billiton Limited will be held at the Melbourne Park Function Centre on Thursday, 27 November 2008 at 10.30 am (Melbourne time). Shareholders who are unable to attend the meeting or who may prefer to register questions in advance, are invited to do so. This form is provided as a convenient way to submit any questions you may have.

Please return your completed question form to our Share Registry, C/- Computershare Investor Services Pty Limited, GPO Box 782, Melbourne VIC 3001, or by facsimile to 1800 783 447 (outside Australia +61 3 9473 2555) at least 5 business days before the AGM. The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you can email the Share Registry at web.queries@computershare.com.au

You may also submit written questions to the auditor if the questions are relevant to the content of the auditor's report or the conduct of the audit of the financial report to be considered at the AGM.

We will endeavour to address the more frequently raised questions during the course of the AGM. If time does not permit us to address all questions at the AGM we will prepare responses and make these available on our website.

Question(s):   Please mark ☒ if it is a question directed to the Auditor

1.

2.

3.

4.

5.



I 1234567890

Thank you for your time.

BHP Billiton Limited
A member of the BHP Billiton Group
which is headquartered in Australia
Registered in Australia ABN 49 004 028 077

 BHPB

038521_00RUFC











BHP Billiton Limited
Registered in Australia
ABN 49 004 028 077

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 782 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 656 780
(outside Australia) +61 3 9415 4020
Facsimile (within Australia) 1800 783 447
Facsimile (outside Australia) +61 3 9473 2555
www.computershare.com

000001
000
BHP
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

LODGEMENT OF YOUR PROXY FORM

This proxy form must be received by 10.30 am (Melbourne time) on Tuesday, 25 November 2008
Any proxy form (and any Power of Attorney under which it is signed) received after that time will not be valid for the scheduled meeting.

How to complete this proxy form

If you are unable to attend the Annual General Meeting to be held in Melbourne on Thursday, 27 November 2008 at 10.30 am (Melbourne time), you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. Note that if you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the Annual General Meeting in accordance with section 250D of the Corporations Act.

Appointment of a second proxy

A shareholder is entitled to appoint up to two persons (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. An additional proxy form will be supplied on request.

Any questions?

Telephone: (within Australia) 1300 656 780; (outside Australia) +61 3 9415 4020 if you have any questions on how to complete this proxy form or you would like an additional proxy form.

Directing your proxy how to vote

If you wish to direct your proxy how to vote (or not to cast any vote) on any resolution, place a mark ("X") in the "For", "Against" or "Abstain" box.
If you mark more than one box on a resolution, your vote on that resolution will be invalid. If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority.

Signing instructions

You must sign this proxy form as follows in the spaces provided:
Individual: where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder's attorney.
Joint holding: where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney: to sign under Power of Attorney, you must have already lodged the Power of Attorney with the share registry for notation. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this proxy form when you return it.
Companies: where the company has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this proxy form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.
If a representative of a company shareholder or a company proxy is to attend the meeting the appropriate 'Appointment of Corporate Representative Form' should be produced prior to admission. This form may be obtained from BHP Billiton Limited's share registry.

Internet voting: go to www.bhpbilliton.com, and select Vote online and follow the prompts and instructions. To access this service you will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) which is printed on the top right hand corner of this proxy form.

Documents may be lodged:

VIA THE INTERNET	BY FAX	BY MAIL	IN PERSON
www.bhpbilliton.com (refer internet voting instructions above)	Within Australia 1800 783 447 Outside Australia +61 3 9473 2555	Share Registry Computershare Investor Services Pty Limited GPO Box 782 Melbourne Victoria 3001 Australia	Share Registry Computershare Investor Services Pty Limited, 452 Johnston Street, Abbotsford Melbourne Victoria 3067 Australia

BHPB

038521_00RUFC